UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.    )1

ITEX CORPORATION
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

465647204
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 465647204

1	NAME OF REPORTING PERSON WESTERN SIZZLIN CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,565,201
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,565,201
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,565,201
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 465647204

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of the Common Stock, par value $0.01 per share (the “Shares”), of ITEX Corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 3326 160th Avenue SE, Suite 100, Bellevue, Washington 98008.

Item 2.	Identity and Background.

(a)-(c)      This Schedule 13D is filed by Western Sizzlin Corporation, a Delaware corporation (the “Reporting Person”).

The principal business address of the Reporting Person is 416 South Jefferson Street, Suite 600, Roanoke, Virginia 24011.  The principal business of the Reporting Person is serving as a holding company that owns subsidiaries engaged in a number of diverse business activities, including the franchise and operation of restaurants.

Set forth in Schedule A annexed hereto is the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the Reporting Person’s directors and executive officers as of the date hereof.

(d)           The Reporting Person has not, and no person listed on Schedule A annexed hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           The Reporting Person has not, and no person listed on Schedule A annexed hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a Delaware corporation.  Each person listed on Schedule A annexed hereto is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of 700,714 of the Shares owned by the Reporting Person was approximately $584,332.40.  Such 700,714 Shares owned by the Reporting Person were acquired with working capital.

A total of 873,762 Shares were validly tendered in the Reporting Person’s offer (the “Offer”) to exchange up to 2,700,000 Shares at an exchange ratio of one Share for .06623 shares of the Reporting Person’s Common Stock, par value $0.01 per share (the “Western Common Stock”).  On June 6, 2008, the Reporting Person received a certificate for 864,487 Shares that were validly tendered in the Offer through The Depository Trust Company (“DTC”) in exchange for 57,196 shares of Western Common Stock.  In addition, the Reporting Person paid approximately $819.66 to the Issuer’s stockholders that validly tendered their Shares through DTC in lieu of fractional shares of Western Common Stock to which they were entitled.  These payments were made from the Reporting Person’s working capital.

CUSIP NO. 465647204

The Reporting Person is currently in the process of exchanging the remaining 9,275 Shares held by registered holders of Shares that were validly tendered in the Offer.  This process is being delayed as a result of certain restrictions imposed by the Issuer’s transfer agent.  As a result of such restrictions, there can be no assurance that the Reporting Person will be able to exchange the remaining 9,275 Shares that were validly tendered in the Offer.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Shares for investment purposes.  The Reporting Person intends to evaluate its investment in the Shares on a continual basis and may, from time to time, communicate with the Issuer’s management, members of the Issuer’s board of directors and other stockholders of the Issuer.

The Reporting Person may, from time to time, acquire additional Shares, dispose of Shares or formulate other purposes, plans or proposals regarding the Issuer or the Shares, to the extent deemed advisable in light of its general investment policies, market conditions or other factors.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by the Reporting Person is based upon 17,816,248 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2008 filed with the Securities and Exchange Commission on June 3, 2008.

As of the close of business on June 6, 2008, the Reporting Person beneficially owned 1,565,201 Shares, constituting approximately 8.8% of the Shares outstanding.

(b)           The Reporting Person has the sole power to vote and dispose of the Shares reported in this Schedule 13D.

(c)           As described in Item 3 above, on June 6, 2008, the Reporting Person received a certificate for 864,487 Shares that were validly tendered in the Offer through DTC in exchange for 57,196 shares of Western Common Stock and approximately $819.66 in cash in lieu of fractional shares of Western Common Stock.  Other than pursuant to the Offer, neither the Reporting Person nor, to the best of its knowledge, any of the persons listed on Schedule A annexed hereto has effected any transactions in the Shares in the past 60 days.

(d)           No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)           Not applicable.

CUSIP NO. 465647204

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

CUSIP NO. 465647204

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2008	WESTERN SIZZLIN CORPORATION

	By:	/s/ Robyn B. Mabe
		Name:	Robyn B. Mabe
		Title:	Vice President and Chief Financial Officer

CUSIP NO. 465647204

SCHEDULE A

Directors and Executive Officers of Western Sizzlin Corporation

Name and Position	Present Principal Occupation	Principal Business Address

Sardar Biglari Chairman of the Board, President and Chief Executive Officer	Chairman and Chief Executive Officer of Biglari Capital Corp., the general partner to The Lion Fund, L.P., a private investment fund	c/o The Lion Fund, L.P. 9311 San Pedro Avenue Suite 1440 San Antonio, TX 78216

Philip L. Cooley Ph.D. Vice Chairman of the Board of Directors	Prassel Distinguished Professor of Business at Trinity University in San Antonio, Texas	c/o Trinity University One Trinity Place San Antonio, TX 78212-7200

Titus W. Greene Director	Director of Western Sizzlin Corporation	c/o Western Sizzlin Corporation 416 South Jefferson Street Suite 600 Roanoke, VA 24011

Jonathan Dash Director	Chairman and Chief Executive Officer of Dash Acquisitions, LLC, whose principal business is investment management	c/o Dash Acquisitions, LLC 183 Rodeo Drive Beverly Hills, CA 90212

Kenneth R. Cooper Director	Mr. Cooper is engaged in the private practice of law in San Antonio, Texas, specializing in real estate transactions	14607 San Pedro Avenue Suite 130 San Antonio, TX 78232

Martin S. Fridson Director	Chief Executive Officer of FridsonVision LLC, an independent investment research firm	c/o FridsonVision LLC 54 West 21st Street Suite 1007 New York, NY 10010

Robyn B. Mabe Vice President and Chief Financial Officer; Secretary/Treasurer	Vice President and Chief Financial Officer; Secretary/Treasurer of Western Sizzlin Corporation	c/o Western Sizzlin Corporation 416 South Jefferson Street Suite 600 Roanoke, VA 24011